Exhibit 99.2

Industry Canada Industrie Canada
Certificate Certificat of Amendment de modification Canada Business Loi canadienne sur Corporations Act les socits par actions
CALEDONIA MINING CORPORATION
312975-6
Name of cofpo rat ion-Denomination de la socifti
I hereby certify that the articles of the
above-named corporation were amended
a) under section 13 of the Canada
Business Corporations Act in accordance
with the attached notice;
b) under section 27 of the Canada
Business Corporations Act as set out in the
attached articles of amendment designating
a series of shares;
?
?
c) under section 179 of the Canada K)
Business Corporations Act as set out in the attached articles of amendment;
d) unde- section 191 of the Canada
Business Corporations Act as set out in the
attached articles of reorganization;
?
Corporation number-Num6ro de la soci&i
Je certifie que les statuts de la soci& susmentionnde ont && modifies:
a) en vertu de l'article 13 de la Loi canadienne sur les sociitis par actions, conformdment h 1'avis ci-joint;
b) en vertu de l'article 27 de la Loi canadienne sur lessociitis par actions, tel qu'il est indiqu6 dans les clauses modiflcatrices ci-jointes d&ignant une s6rie d'actions;
c) en vertu de l'article 179 de la Lot canadienne sur les sociitis par actions, tel qu'il est indiqu dans les clauses modiflcatrices ci-jointes;
d) en vertu de l'article 191 de la Loi
canadienne sur les sociitis per actions, tel qu'il est indiqul dans les clauses de rdorganisation ci-jointes;

Director - Directeur
May 4,1999 / le 4 mai 1999 Date of Amendment - Date de modification
Canada

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CALEDONIA MINING CORPORATION
FORM 4 ARTICLES OF AMENDMENT
(SECTION 37 OR 177)
FORMULE 4 CLAUSES MOMFICATOICES {ARTiCLKS 87 OU 177)
2 - Corporation number - Num*ro da la aociM
312975-6
3 - ThoartldM of ttMabov"-na>T>*d corporation w"am"nd"d a* follow*:
Lm atatuta da la aoclM manSonrtfa cl-dataua aont mocftfl** d" la
ftfonauNant*:
I. to create a class of an unlimited number of Preference shares, issuable in series; and
n. to provide that the rights, privileges, restrictions and conditions attaching to the Preference shares and the common shares are as set forth in the annexed Schedule "A".

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SCHEDULE "A"

Preference Shares

A.          Issuable in Series

The Preference shares may be issued from time to time in one or more series composed of such number of shares and with such preference, deferred or other special rights, privileges, restrictions and conditions attached thereto as shall be fixed hereby or from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the directors of the Corporation and confirmed and declared by articles of amendment including, without limiting the generality of the foregoing:

(i)
the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

(ii)	any right of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such right;

(iii)	any right of retraction vested in the holders of Preference shares of such series and the prices and terms and conditions of any such rights;

(iv)	any right upon dissolution, liquidation or winding-up of the Corporation;

(v)	any voting rights;

(vi)	any rights of conversion; and

(vii)	any other provisions attaching to any such series of Preference shares.

B.          Priority of Dividends

The Preference shares of each series shall, with respect to the payment of dividends, be entitled to a preference over the common shares and over any other shares of the Corporation ranking junior to the Preference shares.

C.    Liquidation, Dissolution and Winding-Up

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preference shares by the directors of the Corporation in accordance with section A of the conditions attaching to the Preference shares, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Preference shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the common shares or any other shares of the Corporation ranking junior to the Preference shares for each Preference share, an amount equal to the price at which such Preference share was issued together with, in the case of any Preference share that is part of a series of Preference shares entitled to cumulative dividends, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day-to-day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including 1he date of distribution) and, in the case of any Preference share that is part of a series of Preference shares entitled to non-cumulative dividends, any dividends declared thereon and unpaid. After payment to the holders of the Preference shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation in connection with the events contemplated by this Section.

D.    Parity of Series

No rights, privileges, restrictions or conditions attached to any series of Preference shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Corporation over the shares of any other series of Preference shares. The Preference shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preference shares of every other series; provided however that in case such assets are insufficient to pay in full the amount due on all Preference shares, then such assets shall be applied, firstly, to the payment equally and rateably of an amount equal to the price at which the Preference shares of each series were issued and the premium payable thereon, if any, and secondly, rateably in payment of all accrued and unpaid cumulative dividends and declared but unpaid non-cumulative dividends.

E.    Notices and Voting

(i)    Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preference shares by the directors of the Corporation in accordance with section A of the conditions attaching to the Preference shares, the holders of a series of Preference shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting (except where the holders of a specified class or series of shares are entitled to vote separately as a class as provided in the Canada Business Corporations Act (the “Act*)).

(ii)    The holders of Preference shares, or of any series of Preference shares, shall not be entitled to vote separately as a class or series (and no rights, privileges, restrictions or conditions attached to the Preference shares or any series of Preference shares shall entitle any holder of Preference shares or of any series of Reference shares to vote separately as a class or series) upon any proposal to amend the articles of the Corporation to:

(a)	increase or decrease any maximum number of authorized Preference shares or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Preference shares;

(b)	effect an exchange, reclassification or cancellation of all or part of the Preference shares; or

(c)	create a new class of shares equal or superior to the Preference shares.

(iii)    Notwithstanding the aforesaid rights, privileges, restrictions and conditions on the right to vote, the holders of a series of Preference shares are entided to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all the property of the Corporation other than in the ordinary course of business of the Corporation under subsection 189(3) of the Act, as such subsection may be amended from time to time.

Common Shares

A.	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation the holders of the common shares shall be entitled to receive any dividends declared by the Corporation.

B.	Liquidation, Dissolution and Winding-Up

The holders of the common shares shall be entitled to receive the remaining property of the Corporation upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary of involuntary.

C.	Notices and Voting

The holders of the common shares shall be entitled to one vote for each common share held at all meetings of shareholders, except meetings at which only holders of another specified class or series of shares are entitled to vote.